 

N E W S   R E L E A S E

Sun Life Financial to acquire investment manager Prime Advisors, Inc.

*Further expands Sun Life Investment Management's institutional investment business
in the U.S.*

TORONTO, ON and REDMOND, WA – (June 30, 2015) — Sun Life Investment Management and Prime Advisors, Inc. ("Prime") announced today an agreement whereby Sun Life Financial Inc. ("Sun Life") (TSX: SLF) (NYSE: SLF) will purchase Prime from the firm's current owners. Prime is an investment management firm specializing in customized fixed income portfolios, primarily for U.S. insurance companies. As of May 31, 2015, the firm had approximately US$13 billion in assets under management on behalf of clients.

The acquisition is part of Sun Life's strategy to broaden its asset management pillar by expanding and diversifying the capabilities of Sun Life Investment Management, which provides investment services to third parties and manages Sun Life's general account. The transaction is expected to close in the third quarter of 2015, subject to customary closing conditions. The acquisition will be funded internally with cash and is not material to the results of Sun Life Financial Inc. Other terms of the transaction are not disclosed.

"With its customized approach to liability-based investing for insurance companies, Prime Advisors is a natural fit as we continue to build our Sun Life Investment Management organization," said Steve Peacher, President, Sun Life Investment Management, and Chief Investment Officer, Sun Life Financial. "Prime has a strong team with extensive experience in managing assets and providing investment-related services to institutional investors. The addition of Prime together with our recently announced acquisition of Bentall Kennedy and completed acquisition of Ryan Labs Asset Management will grow Sun Life Investment Management's third-party assets under management to a combined C$50 billion in just over a year, and give us an excellent platform for serving institutional clients and expanding our business in the U.S."

"We are very pleased to join Sun Life Financial and to continue providing our clients with the same high level service and investment focus we have committed to since our founding. Sun Life shares our understanding of the unique needs of insurance companies and fixed income investors. We look forward to offering our clients additional asset management resources and the added benefits of a global, highly respected financial organization," said Don McDonald, President and Chief Executive Officer of Prime Advisors. "This is an important next step for our firm as we continue developing our business and serving our clients."

Following completion of the transaction, Prime will operate as a standalone unit of Sun Life Investment Management. Prime will retain its brand and maintain its offices in Redmond, Washington, and Windsor,

Connecticut. It will continue to be managed by its current team, headed by Don McDonald who will report to Steve Peacher.

Berkshire Capital Securities LLC served as financial advisor and Weil, Gotshal & Manges LLP as legal advisor to Sun Life. Lane Powell PC served as the legal advisor to Prime.

Forward-looking Information
Certain statements in this news release are forward-looking, including, but are not limited to the expected completion date of the acquisition of Prime Advisors, Inc. (the "Transaction") and other statements that are not historical or are predictive in nature or that depend upon or refer to future events or conditions. Forward-looking statements may include words such as "aim", "anticipate", "assumption", "believe", "could", "estimate", "expect", "goal", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "initiatives", "strategy", "strive", "target", "will" and similar expressions. The forward-looking statements in this news release represent our current expectations, estimates and projections regarding future events and are not historical facts. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties and are based on key factors and assumptions are difficult to predict. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release. All such forward-looking statements are made pursuant to the "safe harbour provisions" of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements are presented to assist investors and others in understanding our expected financial position and results of operations as at the date of this news release, as well as our objectives for the transaction, strategic priorities and business outlook following the transaction, and in obtaining a better understanding of our anticipated operating environment following the transaction. Readers are cautioned that such forward-looking statements may not be appropriate for other purposes and undue reliance should not be placed on these forward-looking statements. Additional information about important factors that could cause actual results to differ from expectations can be found in the annual information form of Sun Life Financial Inc. for the year ended December 31, 2014 under the heading "Risk Factors" and other regulatory filings filed or furnished to Canadian and U.S. securities regulators available at www.sedar.com and www.sec.gov.

About Prime Advisors, Inc.
With offices in Redmond, Washington, and Windsor, Connecticut, Prime Advisors, Inc. is a federally registered investment advisory firm focused primarily on managing investment grade bond portfolios for the insurance industry. Since 1988, Prime has worked to create integrated investment strategies, linking its clients' financial goals with current capital market opportunities. Prime understands that no single approach or one set of guidelines applies to every company. Prime's Disciplined Approach$^{(SM)}$ to the complexities of managing insurance company investment portfolios gives a unique ability to develop customized solutions that integrate investment strategy with the realities of an insurance company's operations.

About Sun Life Investment Management
Sun Life Investment Management is an institutional investment management arm of Sun Life Financial that includes the investment operations of Sun Life Assurance Company of Canada, Sun Life Investment Management Inc. in Canada, and Ryan Labs Asset Management Inc. (acquired April 2, 2015) in the United States. As of March 31, 2015, these Sun Life Investment Management operations had combined assets under management of $141 billion.

About Sun Life Financial
Celebrating 150 years in 2015, Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate

customers. Sun Life Financial and its partners have operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2015, the Sun Life Financial group of companies had total assets under management of $813 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars unless stated otherwise.

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Media Relations Contact:
Frank Switzer
Vice-President
Corporate Communications
Tel: 416-979-4086

frank.switzer@sunlife.com

Investor Relations Contact:
Greg Dilworth
Vice-President
Investor Relations
Tel: 416-979-4198

investor.relations@sunlife.com